UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
     ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☑   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of Issuer:

Nobody Studios, Inc.

Legal status of Issuer:

   Form:

   Corporation

   Jurisdiction of Incorporation/Organization:

   Nevada

   Date of Organization:

   August 4, 2021

Physical Address of Issuer:

2738 Camino Capistrano, #5, San Clemente, CA 92672, United States

Website of Issuer:

www.nobodystudios.com

Current Number of Employees:

7

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$652,366	$51,551
Cash & Cash Equivalents	$372,415	$29,651
Accounts Receivable	$0	$0
Current Liabilities	$690,225	$194,429
Long-term Debt	$2,903,470	$846,470
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income/(Net Loss)	$(2,043,109)	$(930,074)

Table of Contents

Nobody Studios, Inc.

Nobody Studios

This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Nobody Studios, Inc. ("**Nobody,**" the "**Company**," "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at www.nobodystudios.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 24, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Mark McNally
(Signature)

Mark McNally
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Mark McNally
(Signature)

Mark McNally
(Name)

Director
(Title)

April 24, 2023
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
April 24, 2023

Nobody Studios, Inc.

Nobody Studios

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

Description of the Business

Nobody Studios, Inc., ("Nobody Studios") or (the "Company") is a high-velocity venture studio dedicated to the rapid creation and validation of new companies engineered to solve some of the world's most complex problems. Armed with an expert team of successful entrepreneurs with over $5 billion in exits and $9 billion in IPOs, Nobody Studios is a venture studio (also called a startup studio, venture builder, or company builder) that combines company architecture with venture funding.

Nobody Studios was originally incorporated on July 6, 2020 as Nobody Studios, Inc., a California corporation. On August 4, 2021, a Nevada corporation named Nobody Studios, Inc. was formed. Pursuant to a merger agreement, dated August 6, 2021, the two companies merged with Nobody Studios, the Nevada corporation, as the surviving entity.

The Company is headquartered in California. The Company has three operating subsidiaries. LockdownU, Inc., known as Parentipity, is a California corporation incorporated on April 29, 2020. Parentipity operates a parent creator community. Additionally, Ovationz, Inc. is a Nevada corporation incorporated on February 15, 2022. Ovationz provides live digital presentations delivered by respected thought leaders in their own industry. Finally, Thoughtforma, Inc. is a Nevada corporation formed on January 18, 2022. Thoughtforma allows users to bring their ideas to life as digital apps. In addition, the Company has a non-operating subsidiary, called The Integrity Project LLC, a California limited liability company, which was formed on July 4, 2020.

The Company, having sold securities pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2022. We have filed this report as of the filing date above, and the report may be found on the Company's website.

The information on the Company available on or through our website is not a part of this Form C-AR.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

As the Company is in the business of developing companies, both it and its portfolio of businesses, including both the businesses that are still internal projects within the Company and those that have been spun out into separate entities (the "**Portfolio Companies**"), will oftentimes be subject to the same type of risks. As such, the below Risk Factors will cover both the Company and its Portfolio Companies.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases in the human population, including COVID-19, could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The amount of capital the Company has on hold may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our inability to sell our Portfolio Companies, as well as the inherent business risks associated with our Company and present and future market conditions. Additionally, our future sources of proceeds from selling our Portfolio Companies may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, new business launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations. Lastly, our business model includes our Portfolio Companies raising third-party capital once they reach a certain stage in their development. There can be no guaranty that these Portfolio Companies will be able to raise their necessary capital, in which case the Company would be required to continue to fund those Portfolio Companies.

Our Portfolio Companies may implement new lines of business or offer new products and services within existing lines of business.

The businesses we are developing are early-stage companies and the Portfolio Companies may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. Our Portfolio Companies may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, our Portfolio Companies could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our Portfolio Companies, and by extension the Company's, financial condition or results of operations, may be adversely affected.

We rely on other companies to provide services for our various companies.

We depend on third party vendors to provide services for our various Portfolio Companies for them to meet their contractual obligations to customers and conduct their operations. The ability for our Portfolio Companies to meet their obligations to customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of the services offered by our Portfolio Companies may be adversely impacted if companies to whom certain services are delegated do not perform to our Portfolio Companies, and their customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where any of our Portfolio Companies rely on only one or two vendors for a particular service.

The Company and the Portfolio Companies rely on various intellectual property rights, including trademarks, in order to operate their businesses.

The Company and its Portfolio Companies rely on certain intellectual property rights to operate their businesses. These intellectual property rights may not be sufficiently broad or otherwise may not provide the Company or its Portfolio Companies significant competitive advantages. In addition, the steps that the Company has taken to maintain and protect its intellectual property, and that of its Portfolio Companies, may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage to the Company or its Portfolio Companies, adequately protect the Company or its Portfolio Companies intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact the Company or any of its Portfolio Companies competitive positions and the Company's results of operations. The Company and its Portfolio Companies rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand the number of our Portfolio Companies, protecting the Company's and its Portfolio Companies intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter any of the Company's or any of its Portfolio Companies competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company, and any of its Portfolio Companies, success depends on the experience and skill of its executive officers and key personnel.

The Company and its Portfolio Companies are dependent on our executive officers and key personnel, including those within the Portfolio Companies. These persons may not devote their full time and attention to the matters of the Company or any of its Portfolio Companies. The loss of our executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company and its Portfolio Companies do not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company and its Portfolio Companies have not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company's operations. We have no way to guarantee key personnel will stay with the Company or any of its Portfolio Companies, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company and its Portfolio Companies to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new businesses in a competitive, demanding and rapidly changing environment.

Our business model is based on developing and growing Portfolio Companies. To succeed in the various industries these Portfolio Companies operate in, we must continually develop and introduce new businesses that improve, refresh and expand on other product and service offerings such as offer newer features, functionality or solutions, or which offer novel or new products and services. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which our Portfolio Companies must introduce new products or implement new functions or solutions. In addition, if we are not able to develop businesses in a highly-efficient manner according to an internally-developed model, bringing new products or solutions to the market could be a costly and lengthy process, and could require us to accurately anticipate changing customer needs and trends well out into the future. We must be successful in rapidly developing Portfolio Companies and their related products and services, as well as continue to respond to changing market demands and trends, or our business operations may be adversely affected.

The development and commercialization of our new businesses is highly competitive.

We face competition with respect to any new businesses that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our Portfolio Companies competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing products and thus may be better equipped than us to develop and commercialize new businesses, products or services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than our businesses are able to, which would adversely affect their competitive position, the likelihood that their products will achieve initial market acceptance, and their ability to generate meaningful additional revenues and allow the Company to sell all or a portion of these new businesses.

Industry consolidation may result in increased competition against any of our Portfolio Companies, which could result in a loss of customers or a reduction in revenue.

Some of the competitors of our Portfolio Companies have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors of our Portfolio Companies may enter those markets through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over our Portfolio Companies, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that any of our Portfolio Companies address may create more compelling service offerings and may offer greater pricing flexibility than our Portfolio Companies can or may engage in business practices that make it more difficult for our Portfolio Companies to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of customers or a reduction in our revenue to any of our Portfolio Companies, and to the Company as a whole.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brands are critical to our business and success, and will be critical to our success as we develop and create new Portfolio Companies. Any incident that erodes consumer loyalty for our brands, or any new Portfolio Company we create, could significantly reduce the value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

The Company and its Portfolio Companies could be negatively impacted by cyber security threats, attacks and other disruptions.

The Company and any of its Portfolio Companies may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information or confidential employee information may adversely affect our business.

Our Portfolio Companies may require the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our Portfolio Companies or their businesses associates' and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect any of our Portfolio Companies, including causing a Portfolio Company business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our Portfolio Companies and the Company's results of operations to suffer materially. Additionally, the success of the Portfolio Companies online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments by some of our Portfolio Companies. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on the Company, or a specific Portfolio Company's, reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures, or those that it implements within the Portfolio Companies it creates. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company or any of its Portfolio Companies of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company and its Portfolio Companies are subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business or newly developed businesses. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

The Company and its Portfolio Companies operate in highly regulated environments, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of one of our licenses to operate the subject Portfolio Company's business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with the Company's employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

BUSINESS

Description of the Business

Nobody Studios, Inc., ("Nobody Studios") or (the "Company") is a high-velocity venture studio dedicated to the rapid creation and validation of new companies engineered to solve some of the world's most complex problems. Armed with an expert team of successful entrepreneurs with over $5 billion in exits and $9 billion in IPOs, Nobody Studios is a venture studio (also called a startup studio, venture builder, or company builder) that combines company architecture with venture funding.

Nobody Studios was originally incorporated on July 6, 2020 as Nobody Studios, Inc., a California corporation. On August 4, 2021, a Nevada corporation named Nobody Studios, Inc. was formed. Pursuant to a merger agreement, dated August 6, 2021, the two companies merged with Nobody Studios, the Nevada corporation, as the surviving entity.

The Company is headquartered in California. The Company has three operating subsidiaries. LockdownU, Inc., known as Parentipity, is a California corporation incorporated on April 29, 2020. Parentipity operates a parent creator community. Additionally, Ovationz, Inc. is a Nevada corporation incorporated on February 15, 2022. Ovationz provides live digital presentations delivered by respected thought leaders in their own industry. Finally, Thoughtforma, Inc. is a Nevada corporation formed on January 18, 2022. Thoughtforma allows users to bring their ideas to life as digital apps. In addition, the Company has a non-operating subsidiary, called The Integrity Project LLC, a California limited liability company, which was formed on July 4, 2020.

Business Plan

The Company plans to significantly expand its business by increasing sales and marketing, investing in technology and product development and building out its infrastructure. Any capital we raise in the future will empower us to expand our product development, increase sales and marketing efforts and grow out our infrastructure as we continue to aggressively grow and expand our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
Nobody Studios Incubated Companies	Develop and incubate new businesses for a liquidity event.	Private equity, venture firms or strategic buyers

Competition

We compete against startup accelerators and incubators (that provide small amounts of funding and mentorship) and other venture studios. Venture studios, such as the Company, act as each company's founders, investors, and builders. Similarly, venture studios do not replace or compete against venture capitalists and rather address a critical gap in the startup ecosystem by de-risking early-stage companies before applying significant funding to scale.

Specific venture studio competitors include High Alpha, eFounders, Pioneer Square Labs (PSL), Rocket Internet and Polymath.

Customer Base

Customers will be purchasers of our incubated businesses which may include private equity, venture capitalists or strategic buyers.

Supply Chain

Although the Company is dependent upon certain third party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
6531839	"NOBODY STUDIOS"	Standard Character Mark	July 6, 2020	October 19, 2021	USA
97309295	"OVATIONZ"	Standard Character Mark	March 12, 2022	Pending	USA
97571021	"THOUGHTFORMA"	Standard Character Mark	August 30, 2022	Pending	USA
6577412	"PARENTIPITY"	Standard Character Mark	May 18, 2020	November 30, 2021	USA
97569408	"LOOTHOUNDZ"	Standard Character Mark	August 29, 2022	Pending	USA
97569475	"WEBDELICS"	Standard Character Mark	August 29, 2022	Pending	USA
97569425	"PREHABLIFE"	Standard Character Mark	August 29, 2022	Pending	USA
97569365	"ESPIONAGE.BIZ"	Standard Character Mark	August 29, 2022	Pending	USA
97569455	"SWEATOPTIONS"	Standard Character Mark	August 29, 2022	Pending	USA

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation.

The Company has received notice of infringement on its Nobody Studios trademark. Moreover, the claimant has filed a claim with the United States Patent Office to cancel the Company's trademark. The Company believes there is no infringement and has sufficient legal defenses. The Company intends to vigorously defend against this alleged claim.

The Company has received a demand letter for payment of unpaid wages and damages by a former employee in the amount of approximately $78,500. The former employee has threatened litigation. The Company believes it does not owe the amounts demanded and believes it has sufficient legal defense. The Company intends to vigorously defend against this demand.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Mark McNally	CEO, Founder and Director	CEO and Founder of Nobody Studios, Inc., 2020 – Present Responsible for strategy and general CEO responsibilities Managing Director of VentanAzul Innovation (BabyDiego), 2018 – Present Co-founder, responsible for operations and strategy	Graduated High School, 1991
Greg Lovett	CFO	CFO of Nobody Studios, Inc., 2022 – Present Responsible for all areas of finance and accounting, human resources and investor relations. Chief Operating Officer for the Gold Shovel Standard program on behalf of Oropala, LLC, 2018 – 2022 Managed all aspects of operations, including software development, process improvement and automation, accounting and financial planning, member management (onboarding, customer support and account management), marketing and alliance development/management.	Chapman University, B.S. in Business Administration, 1997
Barry O'Reilly	Chief Incubation Officer and Co-Founder	Chief Incubation Officer and Co-Founder of Nobody Studios, Inc., 2021 – Present Responsible for all areas of startup incubation, product development, talent sourcing and development. Founder, Barry O'Reilly LLC, 2015 – Present Advising and working with executives, business leaders and teams from Fortune 500 to early	Technological University Dublin, Business Information Systems and Management, Computer/ Information Technology Administration and Management, 2001

		stage startups to create high performance organizations, and help technology-lead businesses innovate at scale. Singularity University, Faculty, 2017 - Present Empowering an international community to leverage exponential technologies and breakthroughs in human abilities, health, and society to address global challenges and create an abundant future for all. Advising on their global executives programs and accelerators.	
Tiffany Hansen	Chief of Staff and Co-Founder	Chief of Staff and Co-Founder of Nobody Studios, Inc., 2020 – Present Responsible for oversight of all initiatives and projects, talent contracts and onboarding. Collaborate with CFO to manage investor relations. The eyes and ears, and right hand to the CEO. Financial Case Manager at Alternatives Financial Services, LLC, 2018 - 2020 Responsible for fiduciary and case management duties as they pertain to assigned Conservatorships, Trusts, and Power of Attorney clients. Financial reporting and representation, estate management and legal reports.	Attended University of Utah, Organizational Communications, 1985 - 1991
Kyle Kane	Chief Marketing Officer	Chief Marketing Officer of Nobody Studios, Inc., 2022 – Present Responsible for all areas of marketing and content production for both the Studio and for the portfolio companies. CEO of 180 South, 2014 - 2022 Responsible for driving profitability, training and hiring staff, directing business strategy, signing and retaining clients, producing intellectual property including music, film, television and live events.	University of Maryland, College Park, I.V.S.P., 2005 University of Pennsylvania – Wharton, Entrepreneurship, 2009 TABB-Certified Business Development Consultant, 2014

| | | | Series 65 & 66, Bravias Capital Group, R.I.A.

SmartCEO's Corporate Culture, 2015 |
|---|---|---|---|
| Vito Milano | Chief Capital Officer | Chief Capital Officer of Nobody Studios, Inc., 2021 – Present

Lead capital raising initiatives, business development advisor.

President, Valencia Advisors, 2009 - Present

Responsible for capital raising and placement for direct deals and funds in Alternative Investments. Private Equity VC, HF's, Real Estate. | University of Pennsylvania - The Wharton School, B.S., Economics, 1990 |
| Erick Rodriguez | Chief Commercial Officer | Chief Commercial Officer of Nobody Studios, Inc., 2022 – Present

Responsible for strategic partnerships, business development and capital sources for all of Nobody Studios' operating companies.   Also responsible for creating and overseeing Advisory Boards for strategic verticals and for each individual company.

Co-Founder of Smart Panda Technology, 2020 – Present

Responsible for all operations, fund raising and management of the company.

Managing Partner of Global Media Travel Holdings, June 2013 – Present

Responsible for developing business relationships with travel suppliers worldwide. Developed strategic partnerships with Fortune 100 companies in China to launch and market white label travel sites for domestic and international travel for Chinese consumers | University of San Diego, B.S., Business Administration 1991 |

Sejal Thakkar	Chief Culture Officer	Chief Culture Officer of Nobody Studios, Inc., 2021 – Present Responsible for helping our companies create positive, safe, and respectful workplaces by developing and implementing customized training programs designed with resonance for maximum impact. Chief Civility Officer of TrainXtra, 2017 – Present Attorney and educator with focus on delivering specifically tailored employment law and human resources training for employers on a variety of topics.	Northern Illinois University, J.D., 2000 University of Illinois at Chicago, B.S., Accounting, 1996
Ray Leonard Jr.	CEO and Co-Founder of Ovationz	CEO and Co-Founder of Ovationz, a Nobody Studios subsidiary, 2021 – Present Responsible for providing vision and leadership for all aspects of the company's operations with an emphasis on long-term goals, culture, growth, profit, and return on investment. Black Owned, Chief Brand Strategist, 2021 - Present Responsible for Brand Strategy Co-Founder of Launch Team Consulting, 2013 –2021 Responsible for all aspects of business from operations, finance, government contracting (8-year recuring global contract performance). Lead company to year over year profit from zero to 7 figure revenue growth. Developed award-winning training programs and excellence in company culture recognition.	Ohio University, B.S., Sports Management, 1996
Donald Farmer	Vice President of Collaborative Research	Vice President of Collaborative Research of Nobody Studios, Inc., 2021 - Present Responsible for the innovation efforts of the Studio including: emerging technology hypotheses; innovation and differentiation strategy; productisation techniques for NewCos.	Colombia University, Certification of Bachelor Degree Equivalence, 2001 University of North Carolina, Certification of

		TreeHive Strategy, 2016 - Present

The principal advisor, providing innovation, design and analytics strategy advice to investors, enterprises and software vendors globally, ranging from some of the largest vendors in the business to start-ups and incubators. and giving them a competitive advantage in the market place.

ZenOptics, Board Advisor, 2019 - Present

Sits on the advisory board of ZenOptics providing advice on innovation and design, product strategy and market positioning. | Bachelor Degree Equivalence, 2001

Northwestern University, Certification of Masters Equivalence, 2001 |
| Dr. Erik Reis | Director of Health and Wellness and Co-Founder | Director of Health and Wellness and Co-Founder, Nobody Studios, Inc., 2021 - Present

Responsible for managing the creation of portfolio companies within the health and wellness industry, specifically focusing on overseeing the development of start-up companies, building strategic partnerships, and creating high-level cross-sector relationships within the healthcare and health tech space.

The Neural ConnectionClinic Director / Owner, 2020 - Present

Responsible for all things related to business development, company processes and procedures, patient management, and the implementation of individualized healthcare services for patients with complex neurological, structural, and metabolic disorders.

SHIFT, CEO and Founder, 2018 - 2022

Responsible for delivering consulting business services that were evidence-based and backed by neuroscience to help optimize workplace productivity and the overall health of employees in organizations. | American Chiropractic Neurology Board, Specialty Diplomate, Clinical Neuroscience, 2014

Northwestern Health Sciences University, Doctorate of Chiropractic, 2013

University of Minnesota, B.S., Kinesiology and Exercise Science 2010 |

Biographical Information

Mark McNally: Mark is the CEO and Founder of the Company. A serial entrepreneur and passionate product strategist, Mark has built a career of healthy disruption through 14 startups and $5 billion in exits. Mark is one of the original innovators of the e-commerce space and continues to challenge the status quo on a daily basis.

Greg Lovett: Greg is the CFO of the Company. Greg is an accomplished executive and 7x entrepreneur with $240 million in exits and a history of proven success through 25+ years building, growing and improving companies ranging from privately held startups and multi-state operators to publicly traded corporations operating around the globe.

Barry O'Reilly: Barry is the Chief Incubation Officer and Co-Founder of the Company. A 4x entrepreneur and 2x best-selling author of Lean Enterprise and Unlearn, Barry's career spans $166M in exits and $9 billion in IPOs, with his most recent company acquired by Atlassian. Barry is an advisor to numerous Fortune 500 companies as well as global thought leaders and entrepreneurs.

Tiffany Hansen: Tiffany is the Chief of Staff and Co-Founder of the Company. As the organizer of chaos and glue that holds things together, Tiffany is a senior executive with 25+ years of experience in leading and building teams, developing and managing processes, and working with leading global brands to achieve operational excellence.

Kyle Kane: Kyle is the Chief Marketing Officer of the Company. An accomplished creator, producer, TEDx speaker and award-winning entrepreneur, Kyle has built 60+ brands through entertainment and live events, earning him an Emmy award for content production and $36M+ in exits.

Vito Milano: Vito is the Chief Capital Officer of the Company. Institutional cap raising mogul and managing member of Valencia Advisors, Vito brings a wealth of resources along with 25+ years of experience in asset management and fundraising.

Erick Rodriguez: Erick is the Chief Commercial Officer of the Company. An experienced corporate executive with 25+ years of progressive management leadership, Erick is passionate about building and growing startups with multiple successful exits under his belt.

Sejal Thakkar: Sejal is the Chief Culture Office of the Company. Sejal is a former employment law attorney, a 2X TEDx speaker, and the Founder and Chief Civility Officer at TrainXtra, where she helps leaders create positive, safe, and respectful workplaces through customized training and coaching.

Ray Leonard, Jr.: Ray is a Co-Founder and CEO of Ovationz, a subsidiary of the Company. Award-winning business executive, keynote speaker, actor, and radio host, Ray is the son of boxing legend Sugar Ray Leonard and the co-founder of Launch Team Consulting.

Donald Farmer: Donald is the Vice President of Collaborative Research at the Company. As the principal at TreeHive Strategy, he's a prized consultant for some of the biggest tech companies and private equity investors on the planet. Donald was the face of business intelligence at Microsoft for nearly a decade and former VP of innovation and design at Qlik.

Dr. Erik Reis: Dr. Erik is the Director of Health and Wellness and Co-Founder of the Company. Doctor of Chiropractic Medicine, Board-Certified Chiropractic Neurologist and educator for Erchonia, Dr. Erik is a peak-performance consultant and biohacker who has spent the last decade of his career in clinical practice working with complex neurological conditions.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Nevada law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 150,000,000 shares of capital stock, consisting of 145,000,000 shares of Class A voting common stock, par value $0.0001 per share (the "**Class A Voting Common Stock**") and 5,000,000 shares of Class B non-voting common stock, par value $0.0001 per share (the "**Class B Non-Voting Common Stock**")(the Class A Voting Common Stock and Class B Non-Voting Common Stock collectively, the "**Common Stock**"). Additionally, the Company has established the 2021 Omnibus Incentive Plan for which 4,000,000 shares of Common Stock are authorized for issuance thereunder. As of the date of this Form C-AR, 45,355,782 shares of Class A Voting Common Stock are issued and outstanding. Additionally, the Company has 2,778,115 options to purchase Class A Voting Common Stock issued and outstanding, 9,850 restricted shares of Class B Non-Voting Common Stock issued but subject to Board of Director approval, and an additional 1,212,035 awards available for issuance under the 2021 Omnibus Incentive Plan.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Class A Voting Common Stock
Amount Outstanding	45,355,782
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Class A Voting Common Stock which may dilute the Security.

Type	Class B Non-Voting Common Stock
Amount Outstanding	9,850
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Class B Non-Voting Common Stock which may dilute the Security.

*Grants remain subject to Board of Director approval.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Option to Purchase Class A Voting Common Stock
Shares Issuable Upon Exercise	2,778,115
Voting Rights	The holders of Options to purchase Class A Voting Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Class A Voting Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Options to purchase Class A Voting Common Stock at a later date. The availability of any shares of Class A Voting Common Stock issued pursuant to the exercise of such additional Options to purchase Class A Voting Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.

Type	SAFEs (Simple Agreements for Future Equity)
Amount Outstanding	$3,142,302
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Discount of 30%; Option by holder for repayment at purchase price plus 15%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs at a later date. The issuance of such additional Convertible Notes would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.

Type	Crowd SAFE Reg CF Offering (Simple Agreement for Future Equity)
Face Value	$786,527*
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $30,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

*Includes $15,422 in SAFEs issued to the intermediary.

Outstanding Debt

The Company has the following debt outstanding:

Type	Promissory Note from Company Chief Marketing Officer
Principal Amount Outstanding	$200,000
Interest Rate and Amortization Schedule	10%
Description of Collateral	Unsecured
Maturity Date	February 18, 2023

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Class A Voting Common Stock	N/A	45,355,782	N/A	August 4, 2021; May 16, 2022; August 31, 2022	Section 4(a)(2)
Class B Non-Voting Common Stock	N/A	9,850*	N/A	*	Rule 701
SAFEs (Simple Agreements for Future Equity)	$3,142,302	71	Research & Development and General Working Capital	Various dates between December 29, 2020 and march 31, 2023	Section 4(a)(2)
Option to Purchase Class A Voting Common Stock	$0	2,778,115	N/A	August 31, 2022; Various dates between January 2, 2023 and February 3, 2023	Rule 701
Crowd SAFE (Simple Agreement for Future Equity)	$786,527**	904	Product Development and General Working Capital	April 8, 2023	Reg. CF

*Grants are subject to board of director approval.
**Includes $15,422 in SAFEs issued to the intermediary.

 See the section titled "*Capitalization, Debt and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Mark McNally	34,500,000 shares of Class A Voting Common Stock	76.07%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as <u>Exhibit B</u>, in addition to the following information.

Cash and Cash Equivalents

As of April 15, 2023, the Company had an aggregate of approximately $131,000 in cash and cash equivalents, leaving the Company with 1 months of runway prior to receipt of the proceeds from the Company's April 2023 Regulation CF offering. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

In April 2023, the Company completed an offering pursuant to Regulation CF and raised $771,105.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u>.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

(a) On November 18, 2022, the Company's Chief Marketing Officer, Kyle Kane, loaned the Company $200,000 pursuant to a Promissory Note. The Promissory Note provides for an interest rate of 10%, is unsecured and has a maturity date of February 18, 2023. See the section titled "*Outstanding Debt*" for more information regarding this Promissory Note.

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)
April 24, 2023

Nobody Studios, Inc.

Nobody Studios

Nobody Studios, Inc.

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Cash and Cash Equivalents	
Bill.com Money Out Clearing	0.00
SVB Checking	370,040.47
SVB MMA	0.00
Wells Fargo Bank	2,375.28
Total Cash and Cash Equivalents	**$372,415.75**
Other Current Assets	
Intercompany Receivable - PrehabLife	0.00
Intercompany Receivable - Ovationz	0.00
Intercompany Receivable - Parentipity	0.00
Note Receivable from Related Party	0.00
Prepaid Expenses	26,900.00
Uncategorized Asset	0.00
Total Other Current Assets	**$26,900.00**
Total Current Assets	**$399,315.75**
Other Assets	
Intellectual Property Rights - Thoughtforma Inc	253,045.33
Investment in Thoughtforma Inc	5.50
Total Other Assets	**$253,050.83**
TOTAL ASSETS	**$652,366.58**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	341,937.40
Total Accounts Payable	**$341,937.40**
Other Current Liabilities	
Accrued Expenses	48,564.50
Accrued Interest	23,598.82
Intercompany Payable - Parentipity	0.00
Loan Payable	0.00
Note Payable	276,125.00
Total Other Current Liabilities	**$348,288.32**
Total Current Liabilities	**$690,225.72**

Nobody Studios, Inc.

Balance Sheet

As of December 31, 2022

	TOTAL
Long-Term Liabilities	
Convertible Note Payable	50,000.00
SAFE	2,853,470.00
Total Long-Term Liabilities	**$2,903,470.00**
Total Liabilities	**$3,593,695.72**
Equity	
Additional Paid in Capital	25,584.94
Common Stock	47.89
Retained Earnings	-923,852.15
Net Income	-2,043,109.82
Total Equity	**$ -2,941,329.14**
TOTAL LIABILITIES AND EQUITY	**$652,366.58**

Nobody Studios, Inc.

Profit and Loss

January - December 2022

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
Accounting and Tax	37,119.67
Advertising & Marketing	77,751.78
Bank Charges & Fees	1,233.87
Consulting Expense	847,918.64
Dues & Subscriptions	16,094.19
Insurance	3,385.51
Interest Expense	23,598.82
Legal & Professional Services	106,072.65
Marketing Expense	47,384.73
Meals & Entertainment	25,167.44
Office Expense	10,315.92
Office Supplies & Software	8,622.07
Other Business Expenses	0.00
Payroll Expenses	
Benefits	55,121.90
Fees	7,326.00
Payroll Tax Expenses	42,076.45
Salaries	579,697.63
Total Payroll Expenses	**684,221.98**
Postage	129.73
Rent & Lease	12,350.00
Software Expense	23,098.91
Taxes & Licenses	19,260.00
Travel	55,840.87
Total Expenses	**$1,999,566.78**
NET OPERATING INCOME	**$ -1,999,566.78**
Other Income	
Other Income	10,293.00
Total Other Income	**$10,293.00**
Other Expenses	
Exchange Gain or Loss	-913.96
Other Miscellaneous Expense	54,750.00
Total Other Expenses	**$53,836.04**
NET OTHER INCOME	**$ -43,543.04**
NET INCOME	**$ -2,043,109.82**

Nobody Studios, Inc.

Statement of Cash Flows
January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-2,043,109.82
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Intercompany Receivable - Parentipity	-10,293.00
Note Receivable from Related Party	54,750.00
Prepaid Expenses	-5,000.00
Uncategorized Asset	0.00
Accounts Payable (A/P)	189,043.28
Accrued Expenses	48,564.50
Accrued Interest	23,598.82
Intercompany Payable - Parentipity	0.00
Note Payable	276,125.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**576,788.60**
Net cash provided by operating activities	**$ -1,466,321.22**
INVESTING ACTIVITIES	
Intellectual Property Rights - Thoughtforma Inc	-253,045.33
Investment in Thoughtforma Inc	-5.50
Net cash provided by investing activities	**$ -253,050.83**
FINANCING ACTIVITIES	
Convertible Note Payable	50,000.00
SAFE	2,007,000.00
Additional Paid in Capital	4,484.94
Common Stock	47.89
Net cash provided by financing activities	**$2,061,532.83**
NET CASH INCREASE FOR PERIOD	**$342,160.78**
Cash at beginning of period	30,254.97
CASH AT END OF PERIOD	**$372,415.75**